SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: January 27, 2015

List of materials

Documents attached hereto:

i) Press release Announcing Approval of extension of deadline to file quarterly securities report for the third quarter of the fiscal year ending March 31, 2015

Sony Corporation
January 27, 2015

Approval of extension of deadline to file quarterly securities report for the third quarter of the fiscal year ending March 31, 2015

Sony Corporation (“Sony”) announced today that the Director-General of the Kanto Finance Bureau of Japan has approved as of January 27, 2015 Sony’s application for an extension of the deadline to file its quarterly securities report for the third quarter of the fiscal year ending March 31, 2015, pursuant to paragraph 4 of Article 17-15-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.  The application was filed on January 23, 2015.

1.	Relevant quarterly securities report
The quarterly securities report for the third quarter of the fiscal year ending March 31, 2015

2.	Required deadline (original deadline)
February 16, 2015

3.	Approved extended deadline
March 31, 2015

4.	Outlook
Sony currently expects that it can submit the quarterly securities report for the third quarter by March 31, 2015, the approved extended deadline for submission of the report.